Exhibit 5

Execution Version

NATIV MOBILE INC.

VOTING AGREEMENT

Schedule A	–	Investors
Schedule B	–	Key Holders
Exhibit A	–	Adoption Agreement
Exhibit B	–	Consent of Spouse

i

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of February 25, 2021, by and among NATIV MOBILE INC., a Delaware corporation (the “Company”), each holder of the Company’s Series Seed Preferred Stock, $0.0001 par value per share (“Series Seed Preferred Stock” or “Preferred Stock”) or Common Stock, $0.0001 par value per share (“Common Stock”) listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as “Investors” pursuant to Sections 8.1(a),8.2 or 8.8 below, the “Investors”), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders or any transferees, who become parties hereto as “Key Holders” pursuant to Sections 8.1(b), 8.2 or 8.8 below, the “Key Holders”, and together collectively with the Investors, the “Stockholders”).

RECITALS

A. Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Reorganization Agreement (the “Restructuring Agreement”) providing for, amongst other items, the issuance of the Series Seed Preferred Stock and shares of Common Stock. The Company, the Key Holders and the Investors desire to provide Dan Novaes (the “Founder”) and Garland Fund I, LLC (“Garland”) with the right, among other rights, to each elect certain members of the board of directors of the Company (the “Board”) in accordance with the terms of this Agreement.

B. The Certificate of Incorporation of the Company (the “Certificate”) provides that the holders of record of the shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), exclusively and as a separate class, shall be entitled to elect all directors of the Company.

C. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company’s capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company.

NOW, THEREFORE, the parties agree as follows:

1. Voting Provisions Regarding Board of Directors.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as such term is defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the board of directors of the Company (the “Board”) shall be set and remain at three (3) directors. For purposes of this Agreement, the term “Shares” shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a) Founder Member Designee. For so long as the Founder owns at least twenty-five percent (25%) of the initial capital stock of the Company issued to the Founder under the Restructuring Agreement (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), one (1) individual designated by the Founder shall be elected to the Board, who shall initially be the Founder.

(b) Garland Designee. For so long as Garland owns at least fifty percent (50%) of the initial capital stock of the Company issued to it under the Restructuring Agreement (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), one (1) individual designated by Garland shall be elected to the Board. Garland initially designates Ross Holdren as such individual.

(c) Independent Designee. For so long as the Founder owns at least fifty percent (50%) of the initial capital stock of the Company issued to the Founder under the Restructuring Agreement (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), one individual shall be elected to the Board who is an Independent Director and (i) is mutually designated by the Founder and Garland or (ii) if the Founder and Garland cannot mutually consent to such designation within 10 days of a vacancy in such seat, such individual may be designated by the holders of a majority of the Shares (other than shares of Common Stock issued upon the exercise of options), voting together as a single class on an as-converted basis. Mark Lawrence shall be initially designated as such individual.

To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a “Person”) shall be deemed an “Affiliate” of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. For purposes of this Agreement, “Independent Director” shall be defined as an individual (i) with no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company and (ii) who is not a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer.

2

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein (so long as the Persons or groups satisfy the applicable shareholding thresholds above) and otherwise, such Board seat shall remain vacant.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Sections 1.2 or 1.3 of this Agreement may be removed from office other than for Cause unless: (A) such removal is directed or approved by the applicable party or parties having the right to designate such director (which, for the avoidance of doubt, with respect to the director designated under Section 1.2(c) of this Agreement, shall be the Persons or groups described in either clause (i) or (ii) thereof); or

(B) the party or parties originally entitled to designate or approve such director is no longer so entitled to designate or approve such director;

(b) any vacancies, including those created by the resignation, removal or death of a director elected pursuant to Sections 1.2, 1.3 or 1.4 shall be filled pursuant to the provisions of this Section 1;

(c) upon the request of any party entitled to designate a director as provided in Section 1 (which, for the avoidance of doubt, with respect to the director designated under Section 1.2(c) of this Agreement, shall be the Persons or groups described in either clause (i) or (ii) thereof) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

For purposes of this Agreement, “Cause” shall mean: (i) the commission of fraud, embezzlement, or theft; (ii) willful misconduct or gross negligence damaging to the Company, its reputation, products, services, or customers; (iii) intentional violation of any law or regulation related to the Company; (iv) unauthorized disclosure of any trade secret or confidential information of the Company or its subsidiaries that is materially damaging to the Company or that was disclosed for the disclosing party’s direct or indirect personal benefit; (v) commission of a felony or a misdemeanor involving moral turpitude; or (vi) breach of fiduciary duties owed to the Company or its Stockholders.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

3

1.6 No “Bad Actor” Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person’s knowledge, none of the “bad actor” disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act of 1933, as amended (the “Securities Act”) (each, a “Disqualification Event”), is applicable to such Person’s initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a “Disqualified Designee”. Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person’s knowledge, is a Disqualified Designee or has previously been removed for Cause and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A “Sale of the Company” shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a “Stock Sale”); or (b) a transaction that qualifies as a “Deemed Liquidation Event” as defined in the Certificate.

3.2 Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock that is then outstanding (other than shares of Common Stock issued upon the exercise of options) and the shares of Common Stock then issuable upon conversion of the outstanding shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock, voting together as a single class on an as-converted basis (the “Selling Investors”); and (ii) the Board of Directors approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, and any consent in relation to such Sale of the Company required under the protective provisions contained in Sections 3.2 and 3.3 of the Restated Certificate has been obtained, then each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all shares of capital stock of the Company that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

4

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their Shares, and, except as set forth in Section 3.3 below, on the same terms and conditions as the Electing Holders;

(c) if such transaction is a Stock Sale, to sell the number of shares of capital stock of the Company determined by the Board on the terms and conditions determined by the Board, provided that each Stockholder shall be required to sell only a proportionate number of shares as is being sold by other Stockholders, and except as set forth in Section 3.3 below;

(d) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders, in order to carry out the terms and provisions of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(e) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of the Company owned by such party or Affiliate in a voting trust or subject any shares to any arrangement or agreement with respect to the voting of such shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(f) to refrain from (i) exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Electing Holders or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

5

(g) if the consideration to be paid in exchange for the shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to “accredited investors” as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the shares; and

(h) in the event that the Electing Holders, in connection with such Sale of the Company, appoint a stockholder representative (the “Stockholder Representative”) with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder’s pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative’s services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3 Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the “Proposed Sale”) unless:

(a) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and does not exceed the amount of consideration paid to such Stockholder in connection with such Proposed Sale (and is allocated in accordance with the provisions of the Certificate of Incorporation); except that the liability for indemnification for such Stockholder in the Proposed Sale need not be limited with respect to claims related to: (i) fraud by such Stockholder; (ii) intentional misrepresentations by such Stockholder or (iii) breaches of covenants by such Stockholder;

6

(b) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company’s stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series of Preferred Stock, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of the Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company’s Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, (A) if the consideration to be paid in exchange for the Key Holder shares or Investor shares, as applicable, pursuant to this Section 3.3(b) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to “accredited investors” as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder shares or Investor shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder shares or Investor shares, as applicable; and (B) nothing in this Section 3.3(b) shall entitle any holder to receive any form of consideration that is being paid to a Key Holder in respect of such Key Holder’s agreement to continue employment with the Company or any successor Person; and

(c) subject to clause (b) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that (i) nothing in this Section 3.3(c) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder’s failure to satisfy any condition, requirement or limitation that is generally applicable to the Company’s stockholders, and (ii) nothing in this Section 3.3(c) shall entitle any holder to receive any form of consideration that is being paid to a Key Holder in respect of such Key Holder’s agreement to continue employment with the Company or any successor Person.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Shares are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company’s Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), except consideration that is being paid to a Key Holder in respect of such Key Holder’s agreement to continue employment with the Company or any successor Person, unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Certificate elect to allocate the consideration differently by written notice given to the Company at least five (5) days prior to the effective date of any such transaction or series of related transactions.

7

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company’s reasonable efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Electing Holders, and each of them, with full power of substitution, with respect to the matters set forth herein, including without limitation, election of persons as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party’s shares of capital stock of the Company in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. The power of attorney granted hereunder shall authorize the President of the Company to execute and deliver the documentation referred to in Section 3.2(d) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted in this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the shares of the capital stock of the Company and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of such shares, deposit any of such shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

8

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. “Bad Actor” Matters.

5.1 Representation. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the Disqualification Events are applicable to its director designees, or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, “Rule 506(d) Related Party” shall mean with respect to any Person any other Person that is a beneficial owner of such first Person’s securities for purposes of Rule 506(d) of the Securities Act.

5.2 Covenant. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, and shall as promptly as practicable take such actions as are necessary to remove such Person’s designee from the Board and designate a director who is not subject to a Disqualification Event.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of: (a) the consummation of the Company’s first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 8.8 below.

7. Confidentiality. Each Stockholder agrees, severally and not jointly, that such Stockholder (a) will keep confidential, (b) will not disclose, divulge or use for any purpose (other than to monitor its investment in the Company) and (c) will protect to the same degree as it protects its own confidential information any confidential information obtained from the Company unless such confidential information (i) is known or becomes known to the public in general (other than as a result of a breach of this Section 7 by such Stockholder), (ii) is or has been independently developed or conceived by the Stockholder without use of the Company’s confidential information, or (iii) is or has been made known or disclosed to the Stockholder by a third party which does not have a relationship with the Company; provided, however, that a Stockholder may disclose confidential information (A) to its attorneys, accountants, consultants and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company, provided that such parties are under a contractual or legal obligation to preserve the confidentiality of such information; or (B) as may otherwise be required by law, provided that the Stockholder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure (each Person contemplated by clause (A) and (B), a “Permitted Disclosee”). The obligations of each Stockholder under this Section 7 shall survive and continue, notwithstanding any of the following events: (i) any termination of this Agreement, (ii) such Stockholder no longer holds capital stock of the Company and/or (iii) such Stockholder is removed as a party to this Agreement.

9

8. Miscellaneous.

8.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A (or any other joinder agreement acceptable to the Company), or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that the Company issues shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 8.1(a) above), then the Company shall cause such Person, as a condition precedent to issuing such shares, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A or any other agreement acceptable to the Company pursuant to which such Person agrees to be bound by and subject to the terms of this Agreement as (i) a Key Holder or Investor, as determined by the Company, and (ii) a Stockholder and thereafter such person shall be deemed a Key Holder or Investor, as applicable, and Stockholder for all purposes under this Agreement.

8.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company’s recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A or any other agreement acceptable to the Company pursuant to which such Person agrees to be bound. Upon the execution and delivery of such an agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 8.2. Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Section 8.12.

8.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The rights of the Founder and Garland under Section 1.2 may not be assigned.

10

8.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

8.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified; (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on their signature page, Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 8.7. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Neal, Gerber & Eisenberg LLP, 2 North LaSalle Street, Suite 1700, Chicago, Illinois 60602, Attention: Michael B. Gray, facsimile: (312) 750-6551, email: mgray@nge.com. Additionally, each Stockholder hereby consents to the receipt of notices given by the Company under any provision of the Delaware General Corporation Law, its certificate of incorporation or its bylaws pursuant to electronic transmission directed to the email address designated by such Stockholder pursuant to this Section for purposes of Section 232 (“Notice by Electronic Transmission”) of the Delaware General Corporation Law.

8.8 Consent Required to Amend, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company and (b) the holders of a majority of the then outstanding Shares (other than those Shares obtained by exercise of stock options) held by parties to this Agreement (voting together as a single class on an as-converted basis). Notwithstanding the foregoing:

(a) this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders respectively, as the case may be, in the same fashion;

11

(b) any amendment, modification, termination or waiver of this Agreement that would adversely and disproportionately alter the explicit rights and obligations of the Founder, as compared to other parties to this Agreement, shall require the consent of the Founder (as applicable);

(c) Section 1.2(a) shall not be amended, terminated or waived without the written consent of the Founder;

(d) Section 1.2(b) shall not be amended, terminated or waived without the written consent of Garland for so long as the applicable share threshold set forth in Section 1.2(b) is satisfied;

(e) Schedule A and Schedule B may be amended by the Company from time to time to add information regarding any subsequent investors, stockholder, option holders, or transferees who become parties hereto as “Investors” or “Key Holders” by execution of a joinder or counterpart hereto, or remove former stockholders or otherwise update the information thereon, without the consent of the other parties hereto; and

(f) any provision hereof may be waived by the waiving party on such party’s own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, termination, or waiver hereunder to any party that did not consent in writing thereto (other than an amendment pursuant to Section 8.8(e)). Any amendment, termination or waiver effected in accordance with this Section 8.8 shall be binding on each party and all of such party’s successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Section 8.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

8.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

12

8.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

8.11 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Certificate and the other Stockholders’ Agreements (as such term is defined in the Restructuring Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing among the parties is expressly canceled.

8.12 Legend on Share Certificates. Each certificate representing any Shares issued after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.”

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by this Section 8.12, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Section 8.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

8.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company’s voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 8.12.

8.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

8.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

13

8.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Illinois and to the jurisdiction of the United States District Court for the Northern District of Illinois for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Illinois or the United States District Court for the Northern District of Illinois, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

8.17 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

8.18 Cost of Enforcement. Each party will bear its own costs in respect of any disputes arising under this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Northern District of Illinois or any court of the State of Illinois having subject matter jurisdiction.

8.19 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

8.20 Spousal Consent. If any individual Stockholder is married on the date of this Agreement, if requested by the Company, such Stockholder’s spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto (“Consent of Spouse”), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder’s Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, if requested by the Company, such Stockholder shall within thirty (30) days thereafter obtain his or her new spouse’s acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

14

8.21 Company Legal Matters. Each party hereto hereby agrees and acknowledges that Neal, Gerber & Eisenberg LLP (“Company Counsel”) is acting as counsel to the Company in connection with the transactions contemplated by the Restructuring Agreement and may act as counsel to the Board and/or the Company in connection with the management and operation of the Company, the making, holding and disposing of its assets, any dispute that may arise between the Stockholders, on the one hand, and the Board and/or the Company, on the other or other matters related to the Company (collectively, the “Company Legal Matters”). For the avoidance of doubt, Company Counsel is not representing any Stockholder in his, her or its capacity as a Stockholder in connection with this Agreement or any other agreement contemplated by the Restructuring Agreement. Each party hereto acknowledges and agrees that Company Counsel is not currently representing, and will not in the future represent, any Stockholder in connection with Company Legal Matters unless Company Counsel agrees in writing to do so and appropriate conflict waivers have been received, if necessary. Each Stockholder hereby acknowledges and agrees that if he, she or it desires counsel on a Company Legal Matter, he, she or it will retain his, her or its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel. Each party hereto acknowledges and agrees that Company Counsel may represent the Board and the Company and its Affiliates in connection with any and all Company Legal Matters (including, without limitation, the transactions contemplated by this Agreement and any dispute between the Board, the Company or any of its Affiliates and one or more Stockholders) and waives any present or future conflict of interest arising from Company Counsel’s representation regarding such matters. Each party hereto (a) agrees that, to the extent permitted under applicable ethical standards, Company Counsel may represent stockholders, directors, officers and employees of the Company in any matter that is not directly adverse to the Company and (b) waives any present or future conflict of interest arising from Company Counsel’s representation regarding any such matter.

8.22 Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the “DGCL”), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor’s or Key Holder’s name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

[Remainder of Page Intentionally Left Blank — Signature Pages Follow]

15

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:

NATIV MOBILE INC.

By:	/s/ Dan Novaes
Name:	Dan Novaes
Title:	Co-Founder & CEO

Address for notice purposes:

[Signature Page to Nativ Mobile Inc. Voting Agreement]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

[OMITTED]

SCHEDULE A – INVESTORS

See attached—complete copy is maintained by the Company, and an applicable redacted version has been attached and approved by each applicable party.

SCHEDULE A

SCHEDULE OF INVESTORS

Shareholder	Shares of Series Seed Preferred Stock	Shares of Class A Common Stock
Daniel Novaes	0	3,293,175
Garland Fund I LLC	1,025,406	0
X Global, LLC	0	113,337
SAFE Holder 1	132,353	0
SAFE Holder 2	115,196	0
SAFE Holder 3	114,379	0
SAFE Holder 4	114,379	0
SAFE Holder 5	112,745	0
SAFE Holder 6	88,235	0
SAFE Holder 7	88,235	0
SAFE Holder 8	58,824	0
SAFE Holder 9	58,824	0
SAFE Holder 10	37,745	0
SAFE Holder 12	29,412	0
SAFE Holder 13	27,778	0
SAFE Holder 14	27,778	0
SAFE Holder 15	23,529	0
SAFE Holder 16	17,647	0
SAFE Holder 17	17,647	0
SAFE Holder 18	14,706	0
SAFE Holder 19	14,706	0
SAFE Holder 20	14,706	0
SAFE Holder 21	14,706	0
SAFE Holder 22	14,706	0
SAFE Holder 23	8,824	0
SAFE Holder 24	5,882	0
SAFE Holder 25	5,882	0

Ex.A-1

SCHEDULE B

KEY HOLDERS

[OMITTED]

Schd. B-1

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed on _____________________________, 20__, by the undersigned (the “Holder”) pursuant to the terms of that certain Voting Agreement dated as of February 25, 2021 (the “Agreement”), by and among NATIV MOBILE INC., a Delaware corporation (the “Company”), and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the “Stock”) for one of the following reasons (Check the correct box):

☐	as a transferee of Shares from a party in such party’s capacity as an “Investor” bound by the Agreement, and after such transfer, Holder shall be considered an “Investor” and a “Stockholder” for all purposes of the Agreement.

☐	as a transferee of Shares from a party in such party’s capacity as a “Key Holder” bound by the Agreement, and after such transfer, Holder shall be considered a “Key Holder” and a “Stockholder” for all purposes of the Agreement.

☐	as a new Investor in accordance with Section 8.1(a) of the Agreement, in which case Holder will be an “Investor” and a “Stockholder” for all purposes of the Agreement.

☐	in accordance with Section 8.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a “Stockholder” for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder’s signature hereto.

ACCEPTED AND AGREED:

HOLDER:	NATIV MOBILE INC.

By:	By:
Name:	Name:
Title:	Title:
Address:

Facsimile Number:

EXHIBIT B

CONSENT OF SPOUSE

I, _______________________________, spouse of _______________________, acknowledge that I have read the Voting Agreement, dated as of February 25, 2021, to which this Consent is attached as Exhibit B (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:
[Name of Stockholder’s Spouse, if any]